Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)

(Stock Code: 00883)

REVIEW DECISION IN RELATION TO NYSE DETERMINATION TO DELIST

AMERICAN DEPOSITARY SHARES

This announcement is made by CNOOC Limited (the “Company”) on a voluntary basis, and references are made to (i) the announcements of the Company dated 30 November 2020, 4 December 2020 and 11 January 2021, respectively, in relation to the Executive Order (as defined in those announcements) ; (ii) the announcement of the Company dated 28 February 2021 in relation to the decision of The New York Stock Exchange LLC (the “NYSE”) to delist the American depositary shares (the “ADSs”) of the Company (the “Determination”) and (iii) the announcement of the Company dated 11 March 2021 in relation to the Company’s written request for a review of the Determination by a Committee of the Board of Directors of the NYSE (the “Committee”).

In order to protect the lawful rights of the Company and its shareholders, on 10 March 2021 (Eastern Standard Time), the Company filed with the NYSE a written request for a review of the Determination by the Committee. On 8 October 2021 (Eastern Standard Time), the Committee affirmed the Determination. Pursuant to Section 804.00 of the NYSE Listed Company Manual, the NYSE will file a Form 25 with the U.S. Securities and Exchange Commission to strike the Company’s ADSs from listing and furnish a copy of it to the Company, prior to that, the NYSE will give public notice of its final determination to remove the Company’s ADSs from listing by issuing a press release and posting a notice on its website. Pursuant to Rule 12d2-2 under the U.S. Securities Exchange Act of 1934, as amended, the delisting of the Company’s ADSs will be effective 10 days after the Form 25 is filed.

JPMorgan Chase Bank, N.A. is the depositary for the ADSs. Holders of the ADSs may deliver their ADSs to JPMorgan Chase Bank, N.A. in exchange for ordinary shares of the Company subject to the terms of the deposit agreement entered into among the Company, JPMorgan Chase Bank, N.A. and holders of ADSs from time to time. Each ADS can be cancelled for delivery of 100 ordinary shares of the Company, which are listed for trading on The Stock Exchange of Hong Kong Limited. In view of the suspension of trading in the ADSs by the NYSE since 4:00 a.m. (Eastern Standard Time) on 9 March 2021 and the impending delisting of the Company’s ADSs, holders of the ADSs may consult with their professional advisers or JPMorgan Chase Bank, N.A. regarding the exchange of the ADSs into ordinary shares of the Company. The interim dividend for 2021 declared by the board of directors of the Company on 19 August 2021 will be paid on or around 13 October 2021 to those members whose names appear on the register of members at close of business on 10 September 2021. Holders of the ADSs may consult with their professional advisers or JPMorgan Chase Bank, N.A. regarding the distribution of 2021 interim dividend.

Since its listing in February 2001, the Company has strictly complied with the laws, regulations and regulatory requirements of its listing venues and has been operating in accordance with laws and regulations. The Company is committed to achieving favourable results, and has been willing to share the fruits of its success with investors and continuously create value for its shareholders. The Company will continue to pay close attention to the development of related matters and seek professional advice to protect the lawful rights of the Company and its shareholders. Given that the Company's ADSs are also traded on the Toronto Stock Exchange in Canada, the Company will maintain communication with the Toronto Stock Exchange to deal with related matters. The Company will make further announcement(s) as necessary and when appropriate in accordance with the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited and applicable laws.

Shareholders of the Company and potential investors are advised to exercise caution when dealing in the securities of the Company.

By Order of the Board

CNOOC Limited

Wu Xiaonan

Joint Company Secretary

Hong Kong, 10 October 2021

As at the date of this announcement, the Board comprises: Executive Directors Xu Keqiang Xia Qinglong	Non-executive Directors Wang Dongjin (Chairman) Li Yong (Vice Chairman) Wen Dongfen Independent Non-executive Directors Chiu Sung Hong Lawrence J. Lau Tse Hau Yin, Aloysius Qiu Zhi Zhong